STATE OF DELAWARE CERTIFICATE OF MERGER OF Allegheny Energy Supply Capital Midwest, LLC INTO Allegheny Energy Supply Capital, LLC

            The undersigned, acting pursuant to Title 6, Section 18-209 of the Delaware Limited Liability Company Act (the "DLLCA"), the undersigned limited liability company executed the following Certificate of Merger:

1.

The name of the surviving limited liability company is Allegheny Energy Supply Capital, LLC ("AE Supply Capital"), a Delaware limited liability company, and the name of the limited liability company being merged into this surviving limited liability company is Allegheny Energy Supply Capital Midwest, LLC ("Midwest"), a Delaware limited liability company.

2.

An Agreement of Merger (the "Agreement"), whereby Midwest shall merge with and into AE Supply Capital and whereby AE Supply Capital shall merge with Midwest, has been approved and executed by each of Midwest and AE Supply Capital pursuant to Subsection 18-209(b) of the DLLCA.

3.	AE Supply Capital shall survive the merger, and the name of the surviving entity shall be "Allegheny Energy Supply Capital, LLC".
4.	The merger shall be effective at 11:59 p.m. on December 31, 2003.
5.	The executed Agreement is on file at AE Supply Capital's principal place of business at 2325-B Renaissance Drive, Suite 11, Las Vegas NV 89119.
6.	A copy of the Agreement will be furnished by the surviving entity on request and without cost to any member of Midwest or AE Supply Capital.

IN WITNESS WHEREOF, AE Supply Capital, as the surviving entity in the merger, has caused this Certificate of Merger to be duly executed by the undersigned authorized person on December 22nd, 2003.

By: /s/ KRISTINE W. EPPES Kristine W. Eppes Vice President & Asst. Secretary	By: Allegheny Energy Supply Capital, LLC